August 8, 2008

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington D.C.  20549

Re:  U.S. Securities and Exchange Commission (the “Commission”) response letter dated July 25, 2008, File No. 0-30786

Dear Mr. Spirgel,

As required by your letter dated July 25, 2008, the Company acknowledges the following:

1)

The Company understands that until we file audited financial statements of the Set Top Box business of Eagle Broadband, Inc. for the time span required under Rule 8-04 of Regulation S-X and the pro forma financial information required under Rule 8-05 of Regulation S-X, our ability to conduct public offerings of our securities may be restricted. In addition, we may not be permitted to make offerings under Rule 505 and Rule 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until we file the required financial statements. We understand these restrictions do not apply to:

•

offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding reinvestment plans;

•

dividend or interest reinvestment plans;

•

employee benefit plans;

•

transactions involving secondary offerings; or

•

sales of securities under Rule 144.

2)

Further, we understand that upon our filing of audited financial statements that include the post-acquisition results or operations of the acquired business for an appropriate period, you will, upon our request, consider accepting audited financial statements for a period of time less than that required under Rule 8-04 of Regulation S-X.

Please contact us with any follow up questions or comments you may have.

Respectfully,

/s/ H. Douglas Saathoff
H. Douglas Saathoff Chief Executive Officer

NIGHTHAWK SYSTEMS, INC.  EXECUTIVE OFFICES

10715 Gulfdale, Ste. 200 San Antonio, Texas  78216

Phone: (210) 341-4811  Fax: (210) 341-2011

www.nighthawksystems.com